Exhibit 99.9

CONSENT OF APPOINTED ACTUARY

I hereby consent to the use and incorporation by reference in this Annual Report on Form 40-F of Manulife Financial Corporation (the “Company”) for the year ended December 31, 2023 of my Appointed Actuary’s Report to the Shareholders dated February 14, 2024 (the “Report”), relating to the valuation of the policy liabilities of the Company for its Consolidated Statements of Financial Position as at December 31, 2023 and 2022 and their change in the Consolidated Statements of Income for the years then ended.

/s/ Steven A. Finch
Steven A. Finch
Chief Actuary
Fellow, Canadian Institute of Actuaries
Toronto, Canada

Date: February 14, 2024